                                                 Filed by 3dfx Interactive, Inc.
                      Pursuant  to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12(b)
                                       under the Securities Exchange Act of 1934

                                         Subject Company: 3dfx Interactive, Inc.
                                                   Commission File No. 333-38678


On December 15, 2000, 3dfx Interactive, Inc. issued the following press release:

Press Contacts:                                     Investor Relations Contacts:

Scott Taylor                                        Diane Sha
3dfx Interactive, Inc.                              3dfx Interactive, Inc.
(408) 719-5920                                      (408) 935-4075
                                                    dsha@3dfx.com
staylor@3dfx.com

Nikki Tanis
Tanis Communications Inc.
(408) 371-9394
(408) 431-1757
nikki@taniscomm.com

FOR IMMEDIATE RELEASE

             3DFX INTERACTIVE ANNOUNCES RESULTS FOR ITS FISCAL THIRD

                         QUARTER ENDED OCTOBER 31, 2000

SAN JOSE, Calif., December 15, 2000 - 3dfx Interactive, Inc. (Nasdaq: TDFX - news) today announced financial results for its third fiscal quarter of the fiscal year 2001, ended October 31, 2000.

        Revenues for the nine months ended October 31, 2000, were down 14 percent over the same period last fiscal year to $214.8 million compared to revenues of $251.1 million for the nine months ended October 31, 1999. Revenues for the third fiscal quarter were down 63 percent over the same period last fiscal year to $39.2 million compared to $105.9 million for the third quarter of fiscal 2000, ended October 31, 1999.

        "Our financial results illustrate the dramatic shift we've seen in the retail market over the past quarter," said Alex Leupp, president and CEO, 3dfx Interactive Inc. "We have experienced a significant slowdown in demand for our products, especially the Voodoo 3 and Voodoo 5 boards. This slowdown is consistent with the overall softness experienced by the PC market, especially in Western Europe. In addition, we've experienced pricing pressures in the channel. Finally, our inability to secure a bank line of credit has impacted our ability to build inventory to meet even the existing demand."

        Gross profit (loss) for the third quarter fiscal 2001 decreased to ($21.7 million) from $17.2 million in the three months ended October 31, 1999. Gross profit (loss) as a percentage of revenues was (55.5)% in the three months ended October 31, 2000 compared to a gross profit of 16.3% in the comparable period of the previous year.

        The company reported an operating loss before charges for amortization and impairment of goodwill and intangibles for the third quarter of fiscal 2001 of $55.9 million. Operating losses before in process research and development and charges for amortization and impairment of goodwill and intangibles for the first nine months of the fiscal year 2001 were $90.7 million, compared to $30.3 million for the first nine months of fiscal year 2000. The third quarter fiscal 2001 net loss includes a $117.1 million charge for impairment of goodwill and other intangible assets and $9.7 million for amortization expenses.

        The company reported a net loss of $178.6 million for the quarter, or $4.53 per share, using 39,442,000 shares in the per share calculation. For the nine months ending October 31, 2000, the company reported a net loss of $291.5 million, or $9.69 per share.

        In a separate announcement dated December 15, 2000, 3dfx Interactive announced its intention to substantially reduce costs in order to best conserve its resources. These cost-cutting measures include a significant reduction in the company's work force as well as other measures. In addition, the company's Board of Directors and advisors are recommending to its shareholders that they approve a plan to sell most of 3dfx's assets to NVIDIA Corporation (Nasdaq:
NVDA-news) and that shareholders also approve a plan to dissolve the company following completion of the asset sale.

               3dfx will hold a conference call to discuss its financial results and current business developments today at 2 p.m., Pacific Standard Time (3 p.m. Mountain, 4 p.m. Central, 5 p.m. Eastern). To participate in the conference call, please dial 800-521-5428 approximately five minutes before the scheduled starting time. No password is required. A live webcast (listen-only mode) of this call will also be available at www.3dfx.com/earnings and www.streetevents.com. Analysts and institutional investors who wish to participate in the question and answer should call 408-935-4075 in advance of the conference call.

Replay starts immediately after the call and runs for 72 hours, 24 hours per day.

                              Replay: 800-625-5288

                                Passcode: 880445

Webcast replay will be available at the web sites noted above.



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                             3DFX INTERACTIVE, INC.

                             CONDENSED CONSOLIDATED
                                 BALANCE SHEETS
                                 (IN THOUSANDS)

                                                           OCTOBER 31,     JANUARY 31,
                                                             2000             2000
                                                           ----------      ----------
ASSETS
Current Assets:
  Cash and cash equivalents .........................      $  33,606       $  41,818
  Short-term investments ............................             --          24,012
  Accounts receivable, net of allowance
   for doubtful accounts of $5,202 and $6,681 .......         30,177          66,160
  Inventories, net ..................................         45,794          45,065
  Other current assets ..............................          5,075          28,407
                                                           ---------       ---------
        Total current assets ........................        114,652         205,462

  Property and equipment, net .......................         36,961          40,269
  Goodwill and intangibles ..........................         27,220          45,651
  Other assets ......................................         10,433           4,729
                                                           ---------       ---------
            Total assets ............................      $ 189,266       $ 296,111
                                                           =========       =========


LIABILITIES AND SHAREHOLDERS' EQUITY
 Current liabilities:
  Short-term debt ...................................      $  30,983       $  25,000
  Accounts payable ..................................         62,679          60,879
  Accrued liabilities ...............................         17,499          20,385
  Current portion long-term liabilities .............          1,324             732
   Deferred revenue .................................          6,075              --
                                                           ---------       ---------
          Total current liabilities .................        118,559         106,996
                                                           ---------       ---------
 Other long term liabilities ........................            701           1,881
                                                           ---------       ---------

Shareholders' equity:
  Common stock ......................................        440,816         251,883
  Warrants ..........................................            242             242
  Deferred compensation .............................        (11,000)           (172)
  Unrealized gain on equity securities ..............         (1,983)          1,844
  Accumulated deficit ...............................       (358,069)        (66,563)
                                                           ---------       ---------

       Total shareholders' equity ...................         70,006         187,234
                                                           ---------       ---------

           Total liabilities and shareholders' equity      $ 189,266       $ 296,111
                                                           =========       =========

                             3DFX INTERACTIVE, INC.

                             CONDENSED CONSOLIDATED
                            STATEMENTS OF OPERATIONS
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                  THREE MONTHS ENDED               NINE MONTHS ENDED
                                                              OCTOBER 31,     OCTOBER 31,     OCTOBER 31,     OCTOBER 31,
                                                                 2000            1999            2000            1999
                                                              ----------      ----------      ----------      ----------
    Net sales ..........................................      $  39,189       $ 105,856       $ 214,757       $ 251,135
    Cost of sales ......................................         60,935          88,624         199,903         191,122
                                                              ---------       ---------       ---------       ---------
              Gross profit (loss) ......................        (21,746)         17,232          14,854          60,013

    Operating expenses:
       Research and development ........................         18,767          18,040          54,830          46,373
       Sales, general and administrative ...............         15,399          18,329          50,750          43,954
       Restructuring expense ...........................             --           1,830              --           1,830
       In-process research and development .............             --              --          66,250           4,302
       Goodwill and intangibles amortization ...........          9,667           3,627          17,993           6,601
       Impairment of goodwill and
           intangibles assets ..........................        117,065              --         117,065              --
                                                              ---------       ---------       ---------       ---------
    Total operating expenses ...........................        160,898          41,826         306,888         103,060
                                                              ---------       ---------       ---------       ---------

    Loss from operations ...............................       (182,644)        (24,594)       (292,034)        (43,047)

         Interest and other income (expense), net ......            696             393             215           1,988
                                                              ---------       ---------       ---------       ---------

    Loss before income taxes ...........................       (181,948)        (24,201)       (291,819)        (41,059)

    Provision (benefit) for income taxes ...............         (3,375)         (6,583)           (313)         (9,658)
                                                              ---------       ---------       ---------       ---------
    Net loss ...........................................      $ 178,573       $  17,618       $ 291,506       $  31,401
                                                              =========       =========       =========       =========

    Net loss per share:
         Basic and diluted .............................      $    4.53       $     .73       $    9.69       $    1.48
                                                              =========       =========       =========       =========

    Shares used in net loss per share calculations:
    Basic and diluted ..................................         39,442          24,131          30,077          21,163
                                                              =========       =========       =========       =========


ABOUT 3DFX INTERACTIVE

3dfx Interactive is enabling the emerging age of visual communications, and the 3D multimedia revolution in personal computers and consumer products. With its patented and award-winning graphics accelerator chips, boards and software, 3dfx provides the technology to create high-impact visual experiences. The company is recognized worldwide for its ability to bring the world's finest games, educational content, interactive entertainment and media-rich business applications to life. 3dfx products are available in retail



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stores worldwide, and through leading PC makers including Compaq, Dell, Falcon
Northwest and Micron. 3dfx has headquarters in San Jose, Calif., with engineering and manufacturing facilities in Richardson, Texas, Austin, Texas, and Juarez, Mexico. The company also operates www.3dfxgamers.com, the premier online community for Voodoo owners and gaming enthusiasts. 3dfx Interactive is available on the Web at http://www.3dfx.com.

This notice does not constitute an offer of any securities for sale. In connection with the proposed asset sale by and between 3dfx Interactive, Inc. ("3dfx"), NVIDIA corporation ("NVIDIA") and NVIDIA Subsidiary (the "Asset Sale"), 3dfx and NVIDIA plan to file with the SEC the Proxy Statement/Prospectus of 3dfx and NVIDIA relating to the Asset Sale, as well as documents incorporated by reference therein. You are urged to read the Proxy Statement/Prospectus when it is filed and any other relevant documents filed with the SEC because they contain important information. You may obtain the documents free of charge at the SEC's web site, http://www.sec.gov. In addition, documents filed by 3dfx with the SEC can be obtained by contacting 3dfx at the following address and telephone number: Shareholder Relations, 4435 Fortran Drive, San Jose, California 95134, telephone: (408) 935-4400. When it becomes available, please read the Proxy Statement/Prospectus carefully before making a decision concerning the Asset Sale. 3dfx, its officers, directors, employees and agents may be soliciting proxies from 3dfx shareholders in connection with the Asset Sale. Information concerning the participants in the solicitation will be set forth in the Proxy Statement/Prospectus.


This press release contains forward-looking statements based on current expectations that are inherently subject to risks and uncertainties. The words "estimate," "project," "intend," "expect," "believe," "plan," and similar expressions are intended to identify forward-looking statements. The Company's actual results could differ materially from those currently anticipated due to a number of factors, including, but not limited to, risks associated with the Company's need for additional financing and its inability to satisfy debt obligations in the face of a potential forced bankruptcy, claims of fraudulent conveyance by the Company's creditors in the event proceeds from the Asset Sale are insufficient to satisfy creditors, costs incurred if the Asset Sale is terminated due to a superior proposal or the failure of the Company to obtain shareholder approval for the Asset Sale, the failure of the Asset Sale to be consummated, the failure of estimates of net proceeds from the Asset Sale to be realized by the Company shareholders, amendment, delay in implementation or termination of a planned Plan of Dissolution by the Company's shareholders, the liability of Company shareholders for Company liabilities in the event contingent reserves are insufficient to satisfy such liabilities, unexpected revenue shortfalls and quarterly variations in operating results, the recent downturn in the retail chip market and its adverse affect on the Company's business, cost-cutting measures prompted by the need to conserve cash reserves, the need to adequately support the retail/distributor channel, the Company's limited operating history and the inability to assess future operating results, volatility in the Company's stock price and its effect on the ability of shareholders to sell their shares at attractive prices, the development of new products and technologies and the effect on financial results, management of product transitions, significant customer concentration and the potential adverse effect on the Company's financial performance of a loss of significant customers, the absence of long-term contracts or any assurances that historical sales volumes will continue in the future, limited product diversity, the need for developers and publishers to write software compatible with the Company's products, dependence on single-source manufacturers and the Company's own manufacturing facility, exposure to global economic factors, foreign business practices, tax law and currency fluctuations, the inability to protect the Company's proprietary rights, reliance on third-party licenses, potential loss of market share, litigation expenses, the existence of a shareholder rights plan that could discourage a third party from acquiring control of the Company, the Company's recently completed merger with GigaPixel, as well as other factors set forth in the Company's current report on Form 10-Q for the most recently ended fiscal quarter and other reports and documents filed by Company with the Securities and Exchange Commission from time to time.